Exhibit 99.1

DATED 29 APRIL 2026

ANGHAMI INC.

as Borrower

and

UBC VENTURES W.L.L.

as Lender

SENIOR LOAN AGREEMENT

THIS SENIOR LOAN AGREEMENT (the Agreement) is made on 29 April 2026

BETWEEN:

(1)	ANGHAMI INC. (the Borrower); and

(2)	UBC VENTURES W.L.L. (the Lender).

IT IS AGREED as follows:

1.	DEFINITIONS

(a)	In this Agreement:

Advance means each advance made or to be made by the Lender to the Borrower under this Agreement or the principal amount outstanding of that advance, as increased by the amount of interest accrued and capitalised pursuant to Clause 3(c) (Interest) below.

Asset Sale Proceeds means the aggregate amount of proceeds received by the Borrower or any other member of the Group in cash from the disposal of any Material Asset to any person (other than a member of the Group) after deducting any reasonable expenses incurred by the Borrower or any other member of the Group and any taxes paid (or reasonably expected to be required to be paid) by the Borrower or any other member of the Group.

Business Day means a day, other than a Friday, Saturday or Sunday, on which banks are open for general business in UAE, Kuwait, London or the Cayman Islands and, in relation to any date on which a payment is to be made in USD, New York.

Capital Markets Issue means a Debt Capital Markets Issue or an Equity Capital Markets Issue by the Borrower.

Capital Markets Issue Proceeds means, in relation to any Capital Markets Issue, the aggregate amount of proceeds received by the Borrower in cash from that Capital Markets Issue, either directly or from another member of the Group (but for the avoidance of doubt, excluding any dividends received by the Borrower from its Subsidiaries funded from the operating profits of such Subsidiaries), after deducting any reasonable expenses incurred by the Borrower or any other member of the Group and any taxes paid (or reasonably expected to be required to be paid) by the Borrower or any other member of the Group with respect to that Capital Markets Issue.

Commitment means USD 20,000,000.

Debt Capital Markets Issue means any debt financing (including term loan facility) pursuant to which any additional financial accommodation is provided to the Borrower or debt capital markets issue by the Borrower or any other member of the Group (including bonds, convertible bonds, notes or debt securities).

Equity Capital Markets Issue means any equity capital markets issue by the Borrower or any other member of the Group (including by way of shares, preference shares, equity warrants or a hybrid capital instrument).

Finance Document means:

(a)	this Agreement; and

(b)	any other document designated as a “Finance Document” by the Lender and the Borrower.

Group means the Borrower and its Subsidiaries for the time being.

Interest Period means each period determined in accordance with Clause 4 (Interest Periods).

Interpolated Term SOFR means, in relation to an Advance or any part of an Advance, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	either:

(i)	the applicable Term SOFR (as of the Specified Time) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Advance or any part of that Advance; or

(ii)	if no such Term SOFR is available for a period which is less than the Interest Period of that Advance, SOFR for the day which is two US Government Securities Business Days before the Quotation Day; and

(b)	the applicable Term SOFR (as of the Specified Time for the shortest period for which Term SOFR is available) which exceeds the Interest Period of that Advance or any part of that Advance.

Margin means 8% per annum.

Material Asset means any asset, undertaking or business of the Borrower where the fair market value (as determined by the Borrower (acting reasonably and in good faith)) of such asset, undertaking or business is greater than or equal to USD 1,000,000.

Party means a party to this Agreement.

Quotation Day means, in relation to any period for which an interest rate is to be determined, two US Government Securities Business Days before the first day of that period (unless market practice differs in the relevant syndicated loan market, in which case the Quotation Day will be determined by the Lender in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days)).

Reference Rate means, in relation to an Advance or any part of an Advance:

(a)	Term SOFR as of the Specified Time for a 6 month period (or such other length of period as the Borrower and the Lender may agree); or

(b)	as otherwise determined pursuant to Clause 5 (Unavailability of Term SOFR),

and if, in either case, that rate is less than zero, the Reference Rate shall be deemed to be zero.

Repayment Date means the second anniversary of the date of this Agreement or such other later date as determined by the Lender in its sole discretion and notified to the Borrower.

SOFR means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate).

Specified Time means a day or time determined in accordance with the Schedule (Timetables).

Subsidiary means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting capital or similar right of ownership and control for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

Term SOFR means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for a 6 month period (or such other length of period as the Borrower and the Lender may agree) published by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate).

US Government Securities Business Days means any day other than:

(a)	Saturday or a Sunday; and

(b)	a day on which the Securities Industry and Financial Markets Association (or any successor organization) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US government securities.

(b)	In this Agreement, unless the contrary is indicated:

(i)	a reference to a provision of law is to that provision as amended or re-enacted;

(ii)	headings are for ease of reference only and do not affect the interpretation of this Agreement;

(iii)	a reference to this Agreement or to any other document is a reference to this Agreement or that document as amended (however fundamentally) or novated;

(iv)	a person includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having a separate legal personality) of two or more of the foregoing;

(v)	words importing the singular include the plural and vice versa;

(vi)	“USD”, “US$” or “$” means the lawful currency of the United States of America; and

(vii)	a reference to a time of day is a reference to UAE time.

2.	ADVANCES

(a)	Subject to the terms of this Agreement, the Lender agrees that it will:

(i)	make available to the Borrower a senior term loan facility to be made by way of Advances, in an aggregate amount equal to the Commitment; and

(ii)	agrees that it will, upon request by the Borrower, make an Advance to the Borrower at the time and in the amount agreed between the Borrower and the Lender.

(b)	The principal amount of an Advance requested by the Borrower to be made by the Lender must, together with the aggregate principal amount of all Advances made under this Agreement and any other Advances that are due and made under this Agreement, be for an amount of not more than the Commitment.

(c)	The Borrower may only utilise an Advance for its general corporate purposes and working capital requirements.

3.	INTEREST

(a)	Each Advance will accrue interest during each Interest Period at the percentage rate per annum which is equal to the aggregate of the Margin and the applicable Reference Rate.

(b)	Interest shall be calculated on the basis of the actual number of days elapsed divided by 360 days.

(c)	Unless otherwise agreed between the Borrower and the Lender, interest then accrued and outstanding in respect of an Advance shall, on the last day of each Interest Period, be capitalised with, added to and deemed to be part of that Advance and the principal amount of that Advance shall thereafter be treated as having been increased by the amounts of the interest capitalised in accordance with this Clause 3(c).

(d)	If the Borrower does not pay an amount under this Agreement on the due date for payment, interest shall accrue daily at the rate of 2 per cent. per annum higher than the rate in paragraph (a) above, from and including the due date to (but excluding) the date of actual payment (after as well as before judgment). Such interest shall be payable on demand.

4.	INTEREST PERIODS

(a)	Interest Periods shall be six (6) months (or such other period agreed between the Borrower and the Lender).

(b)	An Interest Period for an Advance shall not extend beyond the Repayment Date.

(c)	Each Interest Period for an Advance shall start on the date that Advance is made to the Borrower or (if already made) on the last day of its preceding Interest Period.

(d)	If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

5.	UNAVAILABILITY OF TERM SOFR

(a)	If no Term SOFR is available for the Interest Period of an Advance or any part of an Advance, the applicable Reference Rate shall be the Interpolated Term SOFR for a period equal in length to the Interest Period of that Advance or any part of that Advance.

(b)	If paragraph (a) above applies but it is not possible to calculate the Interpolated Term SOFR for an Advance or any part of that Advance (as applicable) Clause 7 (Cost of Funds) shall apply to that Advance or any part of that Advance for the Interest Period.

6.	MARKET DISRUPTION

If before close of business in New York on the Quotation Day for the relevant Interest Period the Lender determines that its cost of funds relating to its participation in an Advance or any part of that Advance would be in excess of the Reference Rate then Clause 7 (Cost of Funds) shall apply to that Advance or any part of that Advance for the relevant Interest Period.

7.	COST OF FUNDS

(a)	If this Clause 7 applies, the rate of interest on the Lender share of an Advance or the relevant part of that Advance for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate notified by the Lender to the Borrower as soon as practicable and in any event before the date on which interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum its costs of funds relating to its participation in that Advance or any part of that Advance.

(b)	If this Clause 7 applies and the Lender or the Borrower so require, the Lender and Borrower shall enter into negotiations (for a period of not more than thirty (30) days with a view to agreeing a substitute basis for determining the rate of interest).

(c)	Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior written consent of the Lender and the Borrower, be binding on all parties.

8.	REPAYMENT

(a)	Each Advance (including any interest capitalised thereon in accordance with Clause 3(c) (Interest) of this Agreement) shall be repaid by the Borrower in whole (together with the interest accrued on that Advance) on the Repayment Date.

(b)	The Borrower is not entitled to re-borrow any amount repaid or prepaid pursuant to Clause 9 (Prepayment).

(c)	If in any applicable jurisdiction it becomes unlawful for the Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in an Advance:

(i)	the Lender shall promptly notify the Borrower upon becoming aware of that event; and

(ii)	the Borrower shall repay that Advance within five Business Days of the date on which the Lender notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law).

9.	PREPAYMENT

(a)	The Borrower may, upon giving the Lender not less than five (5) Business Days’ prior notice (or such shorter period as the Lender may agree), prepay the whole or any part of an Advance without premium or penalty.

(b)	The Borrower shall, within five (5) Business Days of receipt of any Asset Sale Proceeds or Capital Markets Issue Proceeds, apply such Asset Sale Proceeds or Capital Markets Issue Proceeds (as applicable) in prepayment of the outstanding Advances (if any).

10.	REPRESENTATIONS AND WARRANTIES

The Borrower makes the representations and warranties set out in this Clause 10 (Representations and Warranties) to the Lender on the date of this Agreement and on the date any further Finance Document is entered into, in each case by reference to the facts and circumstances then existing:

(a)	It is an exempted company, duly incorporated and validly existing under the law of Cayman Islands.

(b)	The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(i)	any law or regulation applicable to it;

(ii)	its constitutional documents; or

(iii)	any agreement or instrument binding upon it or any of its assets, the breach of which has or is reasonably likely to have a material adverse effect on its ability to comply with its payment obligations under the Finance Documents.

(c)

(i)	It has (or, with respect to those Finance Documents to which it is not yet a party, will have prior to entering into any such Finance Documents) the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.

(ii)	No limit on its powers will be exceeded as a result of the borrowing contemplated by the Finance Documents to which it is a party.

(d)	All authorisations required:

(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(ii)	to make the Finance Documents to which it is a party admissible in evidence in England and Wales,

have been obtained or effected and are in full force and effect, if failure to obtain or effect those authorisations has or is reasonably likely to have a material adverse effect on its ability to comply with its obligations under this Agreement.

11.	INFORMATION UNDERTAKINGS

(a)	The Borrower shall supply to the Lender:

(i)	at the same time as they are dispatched, copies of all documents dispatched by the Borrower to its creditors generally (or any class of them); and

(ii)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against the Borrower, and which might if adversely determined, have a material adverse effect on its ability to comply with its payment obligations under this Agreement (save to the extent such proceeds have already been disclosed to the Lender in writing prior to the date of this Agreement).

12.	PAYMENTS

(a)	All payments to be made by the Borrower under this Agreement shall be made:

(i)	without set-off or counterclaim on the due date in USD in immediately available, freely transferable cleared funds to such account with such bank as the Lender may specify; and

(ii)	without any deduction or withholding for or on account of tax (a Tax Deduction) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall (at the request of the Lender) be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(b)	If the due date for payment under this Agreement is not a Business Day such payment shall be made on the following Business Day.

13.	SET OFF

The Lender may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

14.	ASSIGNMENTS AND TRANSFER

Neither Party may assign any of its rights or transfer any of its rights or obligations under this Agreement without the consent of the other Party.

15.	PARTIAL INVALIDITY

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability of the remaining provisions in that jurisdiction or of that provision in any other jurisdiction.

16.	GOVERNING LAW AND ENFORCEMENT

(a)	Governing law

This Agreement and any non-contractual obligations arising out of or in relation to this Agreement are governed by English law.

(b)	Jurisdiction

(i)	Subject to paragraphs (ii) and (iii) below, the English courts shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Agreement (including claims for set-off and counterclaims), including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and (ii) any non- contractual obligations arising out of or in connection with this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

(ii)	The agreement contained in sub-paragraph (b)(i) is included for the benefit of the Lender who shall retain the right to take proceedings in any other courts with jurisdiction. To the extent permitted by law, the Lender may take concurrent proceedings in any number of jurisdictions.

(iii)	The Borrower agrees that a judgment or order of any court referred to in this Clause 12(b) (Jurisdiction) is conclusive and binding and may be enforced against it in the courts of any other jurisdiction.

(iv)	Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(A)	irrevocably appoints Law Debenture Corporate Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(B)	agrees that failure by an agent for service of process to notify the Borrower of the process will not invalidate the proceedings concerned.

(c)	Third parties

The terms of this Agreement may be enforced only by a Party and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

(d)	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE

TIMETABLES

Request from the Borrower to the Lender to make an Advance (Clause 2 (Advances))	U-2 9.30 a.m.

Reference Rate is fixed	Quotation Day

“U” =	date of utilisation or, if applicable, in the case of an Advance that has already been borrowed, the first day of the relevant Interest Period for that Advance.

“U – X” =	X Business Days prior to date of utilisation.

SIGNATORIES TO THE SENIOR LOAN AGREEMENT

The Lender

UBC VENTURES, W.L.L.

By:	/s/ Samer Khanachet
Samer Khanachet
Director

The Borrower

ANGHAMI INC.

By:	/s/ Elias Habib
Elias Habib
Chief Executive Officer